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                MEDICAL INCOME PROPERTIES 2B LIMITED PARTNERSHIP
                        7000 CENTRAL PARKWAY, SUITE 850
                               ATLANTA, GA  30328



July 31, 1997



Re:  Medical Income Properties 2B Limited Partnership

Dear Limited Partner:

A number of bidders represented by MacKenzie Patterson, Inc. are making a tender offer to purchase all Partnership units in the Partnership for $28.00 per unit. MacKenzie Patterson, Inc. is not affiliated with the Managing General Partner.

Since each Limited Partner's circumstances differ, the partnership will not be making a recommendation whether to accept or reject this offer. Please read carefully the Partnership's statement of Schedule 14D-9 being filed with the Securities and Exchange Commission, a copy of which is attached.

Some Limited Partners may want to liquidate their units in order to terminate their interest in the Partnership and not have to report Partnership income or loss for tax years beginning in 1998. As MacKenzie Patterson points out, they intend to make a profit on the acquisition of the units. The Managing General Partner has previously informed the Limited Partners that the Partnership plans to distribute $43.00 per unit around July 2000. In addition, as the Partnership collects its remaining receivables and settles its outstanding cost reports and other liabilities, additional funds may be available for distribution. However, should our estimated settlement liabilities change or a material claim be asserted under the indemnification provision of the sales agreement, then such claims or settlement could reduce the funds available for distribution.

Before you reach a decision to hold your units or sell them, we suggest you seek the advice of a qualified financial or tax advisor.

Sincerely,

/s/  John H. Stoddard

John H. Stoddard